FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2004

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                        Chief Financial Officer
                         Teva Pharmaceutical Industries Ltd
                        (011) 972-2-589-2840

                        Bill Fletcher
                        President and CEO
                        Teva North America.
                        (215) 591-8800

                        Dorit Meltzer
                        Director, Investor Relations
                        Teva Pharmaceutical Industries Ltd.
                        (011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES AN OFFERING OF APPROXIMATELY $ 1 BILLION OF CONVERTIBLE DEBENTURES

Jerusalem, Israel, January 21, 2004 – Teva Pharmaceutical Industries Limited (Nasdaq: TEVA) announced today that, subject to market and other conditions, Teva Pharmaceutical Finance II, LLC, a special purpose finance subsidiary, intends to offer approximately $1 billion of twenty-year convertible senior debentures.   The debentures will be offered in two series.

In addition, the underwriters have been granted an option to purchase an additional $ 150 million of debentures to cover overallotments.

The debentures are expected to be guaranteed by Teva and to be convertible into American Depositary Receipts of Teva. The offering is expected to be priced shortly.

The debentures are being offered pursuant to Teva's effective shelf registration statement, which was previously filed with the Securities and Exchange Commission and declared effective on January 16, 2004. The offering is being made by a group of underwriters led by Lehman Brothers Inc., Credit Suisse First Boston LLC, and Citigroup Global Markets Inc. Lehman Brothers will be the sole book-running manager. A preliminary prospectus supplement relating to the offering may be obtained from Lehman Brothers, 745 Seventh Avenue, New York, NY 10013.

Teva expects to use the proceeds from the offering to refinance short term bank borrowings incurred to pay a portion of the purchase price for the pending acquisition of Sicor Inc., announced on October 31, 2003.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
           Name: Dan Suesskind
           Title: Chief Financial Officer

Date: January 21, 2004